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SEC FILE NUMBER
001-08007

CUSIP NUMBER
357288109

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	December 31, 2007

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Fremont General Corporation

Full Name of Registrant
Not Applicable

Former Name if Applicable
2727 East Imperial Highway

Address of Principal Executive Office (Street and Number)
Brea, California 92821

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Fremont General Corporation (the “Company”) could not file its Annual Report on Form 10-K for the fiscal year ended December 31, 2007 (“2007 Annual Report”) by February 29, 2008 without unreasonable effort or expense for the reasons set forth below.
On February 28, 2008, the Company, doing business primarily through its wholly-owned bank subsidiary, Fremont Investment & Loan (the “Bank”), announced in a press release dated February 28, 2008 and in a Current Report on Form 8-K dated February 29, 2008 that in connection with ongoing reviews and the Company’s preparation of its 2007 consolidated financial statements, which have not yet been completed, the Bank may need to record additional asset write-downs and reserves. The recording of such additional write-downs and reserves could result in further losses or, alternatively, will require the Bank to adjust downward its regulatory capital beyond that which was reported in the Bank’s Call Report for the year ended December 31, 2007, which was publicly filed with the Federal Deposit Insurance Corporation on January 30, 2008. If additional adjustments are required to be recorded by the Bank, such adjustments could have an adverse effect on the Company’s financial condition, results of operations and business.
Related to the foregoing, the Company’s independent auditors, Squar, Milner, Peterson, Miranda & Williamson, LLP, will be delayed in completing their audit of the Company’s consolidated financial statements for the year ended December 31, 2007, which will result in the Company delaying its filing of its 2007 Annual Report with the U.S. Securities and Exchange Commission (“SEC”) that is due on February 29, 2008. The Company is not able to determine when it will be able to file its 2007 Annual Report with the SEC.

SEC 1344 (05-06)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Stephen H. Gordon	714	961-5000
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Explanation:

As more fully discussed in Part III hereof, the press release dated February 28, 2008 and in a Current Report on Form 8-K dated February 29, 2008, the Company’s review and preparation of its 2007 consolidated financial statements is ongoing. Consequently, the Company is not in a position to quantify any significant change in results of operations for the year ended December 31, 2007 as compared to the prior year at this time.

Fremont General Corporation
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	February 29, 2008	By	/s/ Stephen H. Gordon

Stephen H. Gordon Chairman and Chief Executive Officer